UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-22837

CUSIP NUMBER: 892782103

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Trailer Bridge, Inc.

Full Name of Registrant:

Not applicable

Former Name if Applicable:

10405 New Berlin Road East

Address of Principal Executive Office (Street and Number):

Jacksonville, FL 32226

City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Trailer Bridge, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 cannot be filed with the Securities and Exchange Commission (“SEC”) at this time without unreasonable effort or expense because the Company has been focused on efforts to refinance its Senior Secured Notes due November 15, 2011. While the Company presently expects to file its Form 10-Q for the period ended September 30, 2011 on or before November 21, 2011, no assurance can be given that the Company will be able to file within such time.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William G. Gotimer, Jr.

(904) 751-7100

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated above, the Company has been focused on efforts to refinance its Senior Secured Notes due November 15, 2011. As a result, the Company’s report on Form 10-Q for the period ended September 30, 2011 will address such indebtedness. As of the date of this filing, the Company’s management has not yet completed all necessary work to complete this analysis at this time.

The registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TRAILER BRIDGE, INC.

November 15, 2011	By:	/s/ William G. Gotimer, Jr.
William G. Gotimer, Jr.
Co-Chief Executive Officer and General Counsel